Mail Stop 4561

April 23, 2009

VIA USMAIL and FAX (703) 329 - 1459

Mr. Thomas J. Sargeant
Chief Financial Officer
Avalonbay Communities, Inc.
2900 Eisenhower Avenue, Suite 300
Alexandria, Virginia 22314

> **Re:** **Avalonbay Communities, Inc.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/2/2009**
> **File No. 001-12672**

Dear Mr. Thomas J. Sargeant:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant